April 7, 2026

Yisroel Goldberg
Chief Executive Officer
Sow Good Inc.
1440 N. Union Bower Road
Irving, TX 75061

       Re: Sow Good Inc.
           Registration Statement on Form S-3
           Filed March 31, 2026
           File No. 333-294799
Dear Yisroel Goldberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing